

OFFERING MEMORANDUM

facilitated by



STiX Crafthouse

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) The Company

Name of Company	STiX Crafthouse
State of Organization	CO
Date of Formation	06/04/2020
Entity Type	Limited Liability Company
Street Address	3901 Fox St, Denver CO, 80216
Website Address	https://stixcrafthouse.com/

(B) Directors and Officers of the Company

Key Person		Jacob Gross
Position with the Company	Title First Year	Customer Experience & Team Management 2020
Other business experience (last three years)		Kaiser Permanente - Patient Registration Associate July 2016 - Present - cash handling and reconciliation processing - customer care and satisfaction experience - understanding and explaining complex insurance plans - computer system operation and application experience - direct customer influence experience - solving complex problems - multitasking and memory skills

Key Person	Aaron Beaudoin
Position with the Company Title First Year	 Director of Operations 2020
Other business experience (last three years)	CSOKI- Team Lead - April 2020 - Present - CSOKI is Verizon's largest authorized retailer in the United States, operating over 800 locations in 40 different states. Our goal is to provide the best quality of service to our customers while driving sales quantity to help our own organization to continue to grow. My role as a Team Lead includes: • Oversee two locations, managing a total of 12 people. • Motivate my team to exceed sales numbers. • Handle any customer escalations to promote a positive customer experience. • Ensure our stores are running smoothly. • Train our new hires by teaching the proper operational knowledge that they'll need to process sales, returns, exchanges, etc., opening and closing procedures, and how to perform other customer service duties. • Teach concreate sales skills to make sure every rookie has the necessary knowledge to drive their own sales and commissions. Nova Peaks - Managing Director - June 2016 - Present - Nova Peaks is an outsourced sales and marketing firm who works with various fortune 100 companies including AT&T and Comcast, as well as international non-profit groups such as Plan International and the Nature Conservancy. This is achieved through various avenues including residential, retail, event, and street sales. My role involves overseeing all aspects of business operations including: • Drive sales quotas producing an average revenue of $360,000 per week for our clients. • Conduct daily training for our outside sales team, including in office seminars as well as hands on field training. • Hold daily meetings with our leadership group to ensure they are

developing into the next best leaders in our industry. • Manage the entire recruitment pipeline, from screening new candidates, conducting interviews, pushing candidates through the pipeline, and making the final hiring decision. • Manage the human resources team, making sure all of our new candidates are on-boarded efficiently and correctly. I also am in charge of policy enforcement and terminating employees. • Analyze market data to develop and implement the best strategies to increase sales. • Analyze the offices financial documents to maximize our profit-loss difference. • Create a positive company culture that is inclusive to all groups and make the company somewhere people want to work. • Expand the business through opening

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Jacob Gross	50%
Aaron Beaudoin	50%

(D) The Company's Business and Business Plan

Location

We are located at 3901 Fox Street in Denver, Colorado, right off of Interstate 25.

- Offering 60 beers on tap focusing primarily on local Colorado craft beers
- Favorable open space vibe with 2 floors and over 9,000 SF of space
- Two outdoor patios with great views of the Denver skyline

Traction & Validation

STiX Crafthouse is an up-and-coming premier hockey bar in the Denver metro area. Serving Colorado's best microbrews on tap, quality food, and endless entertainment, STiX is certain to exceed expectations.

- We have garnered support from multiple local craft breweries across Colorado, including; Dry Dock, Breckenridge, Resolute, Epic, Station 26, etc.
- We are also engaged in sponsorship negotiations with Kroenke Sports and Entertainment.
- As part of the NHL, the Colorado Avalanche have over 750,000 fans and a favored interest in

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the sport, yet no definitive hockey bar exists in Denver until now.

The Team

Jake G., Customer Experience & Team Management

Jake will be primarily responsible for managing our front-of-house team. This includes ensuring our staff is performing above expectations, and ensuring every customer has an exceptional experience. He will be seen as the face of our business. Jake has spent several years in the food and beverage industry working in both the front and the back of the house. He is skillful in conversation and maintains strong customer service skills. With great knowledge, skills and personality, Jake will certainly bring leadership and value to the business.

Aaron B. , Operations

Aaron will be in charge of all business operations including financials, human resources, business analysis, and procurement. He has years of experience in business management and development, where he expanded his sales firm across multiple states and increased his clients' revenue 10x in each market. His experience is rooted in sales training and management, financial analysis, recruitment, and business development. His business management and administration experience will be crucial to running a successful bar.

Our Mission

STiX's mission is to create a unique hockey-centric sports bar that offers a live game experience and a brewery-like atmosphere that meets every customer's wants and needs.

- STiX has a fun and enthusiastic staff with exceptional customer service, a variety of rotating local microbrews on tap, the best happy hour deals, all the hockey games and highlights, bubble hockey, beer pong, arcade games, prizes, and more.
- STiX has worked closely with local breweries to provide over 50 beers on tap of the latest and best beers from around Colorado.
- As hockey fans and beer drinkers themselves, the owners of STiX Crafthouse are able to bring in their best impressions of what makes hockey and craft beer so great!

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 3 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE

TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$20,000
Offering Deadline	May 26, 2021

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$60,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Space Occupancy	$10,000	$30,000
Initial Start-up Costs (licenses/permits, insurance, equipment, signage, legal representative, and inspection)	$6,800	$19,000
Construction and Decoration	$2,000	$7,400
Mainvest Compensation	$1,200	$3,600
TOTAL	$20,000	$60,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	1.0 - 3.0%[2]
Payment Deadline	2025-07-01
Maximum Payment Multiple[3] - Early Investors - All Other Investors	1.6 x 1.5 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	%

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[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 1.0% and a maximum rate of 3.0% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$20,000	1.0%
$30,000	1.5%
$40,000	2.0%
$50,000	2.5%
$60,000	3.0%

[3] To reward early participation, the investors who contribute the first $10,000.0 raised in the offering will receive a 1.6x cap. Investors who contribute after $10,000.0 has been raised in the offering will receive a 1.5x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document

called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	N/A
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A
How these securities differ from the revenue sharing notes being offered to investors	Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Jacob Gross	50%
Aaron Beaudoin	50%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

MainVest will be paid 6.0% of the final offering amount, upon the successful completion of the offering. MainVest does not receive compensation if the offering does not succeed. MainVest, Inc. owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for MainVest to acquire an interest.

(P) Indebtedness of the Company

The Company has no indebtedness outside of the debt the Company is expecting to raise through

regulation crowdfunding on MainVest.

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

Forecasted milestones

STiX CraftHouse forecasts the following milestones:

- Secure lease in Denver, Colorado by June, 2021.

- Hire for the following positions by May, 2021: Bar Manager, Bartender1, Bartender2

- Achieve $1,342,000 revenue per year by 2023.

- Achieve $751,000 profit per year by 2026.

No operating history

STiX CraftHouse was established in June, 2020. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Foreseen outstanding debt or equity

As of 3/16/2021, STiX CraftHouse has debt of $0 outstanding and a cash balance of $30,000. This cash balance is an accumulation from its owners personal investments. In addition to STiX CraftHouse's debt raised on Mainvest, STiX CraftHouse may require additional funds from alternate sources at a later date.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$894,950	$984,445	$1,053,356	$1,106,023	$1,139,203
Cost of Goods Sold	$266,521	$293,173	$313,695	$329,379	$339,260
Gross Profit	$628,429	$691,272	$739,661	$776,644	$799,943
EXPENSES					
Rent	$107,364	$110,048	$112,799	$115,618	$118,508
Utilities	$30,000	$30,750	$31,518	$32,305	$33,112
Salaries	$235,076	$258,583	$276,683	$290,516	$299,231
Insurance	$15,996	$16,395	$16,804	$17,224	$17,654
Taxes	$13,795	$14,139	$14,492	$14,854	$15,225
Misc.	$6,000	$6,150	$6,303	$6,460	$6,621
Operating Profit	$220,198	$255,207	$281,062	$299,667	$309,592

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has

never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V